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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                   ----------
                                (AMENDMENT NO. 2)


                         THE ESTEE LAUDER COMPANIES INC.
                         -------------------------------
                                (Name of Issuer)
    CLASS A COMMON STOCK
  PAR VALUE $.01 PER SHARE                                    518439 10 4
------------------------------                               --------------
(Title of class of securities)                               (CUSIP number)

                               CAROL S. BOULANGER
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 22, 2000
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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NY2:\402849\06\44090.0009

----------------------------------------------------------------------              -----------------------------------------------
CUSIP No.                      518439 10 4                                 13D                        Page 2 of 6
----------------------------------------------------------------------              -----------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          SEPARATE SHARE TRUST
                                                                       F/B/O WILLIAM P. LAUDER
                                                                       U/A/D DECEMBER 15, 1976, CREATED BY LEONARD A. LAUDER, AS
                                                                       GRANTOR
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [ ]
                                                                                                                         (B) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              NEW YORK

------------------------------ ------- --------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           0
           SHARES
                               ------- --------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         0
          OWNED BY
                               ------- --------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      0
          REPORTING
                               ------- --------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    0

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        0

------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]


------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0%

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ---------------------------------------------------------------------------------------------------------------


                                       2

----------------------------------------------------------------------              -----------------------------------------------
CUSIP No.                      518439 10 4                                 13D                        Page 3 of 6
----------------------------------------------------------------------              -----------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          ANTHONY E. MALKIN, TRUSTEE
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                          (B) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [ ]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

------------------------------ ------- --------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           0
           SHARES
                               ------- --------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         0
          OWNED BY
                               ------- --------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      0
          REPORTING
                               ------- --------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    0

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        0

------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]


------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0%

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- ---------------------------------------------------------------------------------------------------------------


                                       3

----------------------------------------------------------------------              -----------------------------------------------
CUSIP No.                      518439 10 4                                 13D                        Page 4 of 6
----------------------------------------------------------------------              -----------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          PATRICK J. LANDERS, TRUSTEE
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [ ]
                                                                                                                         (B) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [ ]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

------------------------------ ------- --------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           0
           SHARES
                               ------- --------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         0
          OWNED BY
                               ------- --------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      0
          REPORTING
                               ------- --------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    0

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        0

------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]


------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0%

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- ---------------------------------------------------------------------------------------------------------------


                  This Statement on Schedule 13D is the second amendment to an initial Statement on Schedule 13D ("Schedule 13D") previously filed with the Securities and Exchange Commission on January 11, 1999. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

                  The WPL Separate Share Trust has terminated according to its terms. As a result, effective as of December 22, 2000 (the "Distribution Date"), Messrs. Malkin and Landers, as trustees, distributed to the beneficiaries of the WPL Separate Share Trust all of the shares of Class A and Class B Common Stock of the Issuer held by the Trust.

ITEM 5.  INTEREST IN SECURITIES OF ISSUEr

                  (a), (b), (c), (d) and (e) Effective as of the Distribution Date, Mr. Malkin and Mr. Landers, as trustees, and the WPL Separate Share Trust ceased to beneficially own or have voting or dispositive power over any shares of Class A or Class B Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The WPL Separate Share Trust has terminated according to its terms. As a result, the WPL Separate Share Trust is no longer a party to the Stockholders' Agreement or the Registration Rights Agreement.

SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2001


                               Separate Share Trust
                               f/b/o William P. Lauder
                               u/a/d December 15, 1976, created
                               by Leonard A. Lauder


                               By:  /s/ Anthony E. Malkin
                                  -----------------------------------------
                                        Anthony E. Malkin, trustee



                               By:  /s/ Patrick J. Landers
                                  -----------------------------------------
                                        Patrick J. Landers, trustee



                                        /s/ Anthony E. Malkin
                                        --------------------------
                                        Anthony E. Malkin, trustee

                                        /s/ Patrick J. Landers
                                        --------------------------
                                        Patrick J. Landers, trustee